Exhibit 99.2

XOMA Expands Gevokizumab (XOMA 052) Program

BERKELEY, Calif., November 9, 2011 -- XOMA Ltd. (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced the expansion of its gevokizumab (XOMA 052) program.  XOMA and its partner, Les Laboratoires Servier, are in the process of implementing a broader Phase 3 program to include the patient population diagnosed with non-infectious uveitis involving the intermediate and/or posterior segments of the eye (NIU).  NIU is a clinical designation that encompasses multiple ocular diseases, including Behçet’s uveitis.  Separately, XOMA announced it is initiating a proof-of-concept program designed to identify additional conditions that may respond to treatment with gevokizumab.

“The clinical team has worked diligently to assess the therapeutic potential for gevokizumab in NIU in an effort to maximize the value of our uveitis opportunity, particularly in the U.S. We also wanted to pinpoint additional clinical indications where there is a clear medical need to expand the commercial potential of gevokizumab,” stated John Varian, Interim Chief Executive Officer of XOMA.  “We remain fully committed to bringing gevokizumab to patients with Behçet’s uveitis, as they are in need of new therapeutic options, and to additional patients in the broader NIU indication.

“When I joined the day-to-day operations at XOMA, I made a commitment to lead the XOMA team in taking a fresh look at the business to identify ways to build shareholder value,” Mr. Varian continued.  “The Board and I are pleased with the initial outcome of this analysis as reflected in the expanded gevokizumab plan we are announcing today.”

Gevokizumab Global Phase 3 Program

XOMA and Servier intend to enlarge the gevokizumab Phase 3 program to encompass multiple diseases categorized clinically as forms of non-infectious uveitis.  This expanded program increases the potential U.S. patient population from the estimated 7,500 Behçet’s uveitis patients to an estimated 150,000 patients with NIU.

XOMA recently held an End of Phase 2 meeting with the U.S. Food and Drug Administration (FDA) to discuss its revised development strategy for gevokizumab in NIU. Based on these discussions, XOMA intends to use the results of two planned studies, one in NIU and a second in the Behçet’s uveitis subset of NIU, to form the basis of a license application in support of an NIU indication. XOMA will manage the U.S. clinical sites for the NIU study.  The planned study designs will be presented to the European Medicines Agency (EMA) to obtain their input prior to trial initiation.  Assuming successful completion of the necessary discussions with EMA, the Company anticipates implementation of the program in the second quarter of 2012. XOMA expects the relatively large number of NIU patients should enhance the pace of enrollment.

“Both Behçet’s uveitis and NIU are orphan indications with limited therapeutic options consisting primarily of corticosteroids and immunosuppressive drugs,” commented Paul Rubin, M.D., XOMA’s Vice President, Clinical Development and Chief Medical Officer.  “The inflammation seen in NIU, independent of its etiology, is linked strongly to the presence of IL-1 beta, as it is in Behçet’s uveitis.  These observations support our decision to expand this program, which we believe will generate interest from the ophthalmology and rheumatology communities.”

Gevokizumab Proof-of-Concept Program

XOMA also announced the initiation of a proof-of-concept program that is designed to evaluate gevokizumab’s therapeutic potential in additional inflammatory diseases with documented IL-1 beta involvement.  These studies will be focused on indications with well-defined endpoints and be designed to show clear signals of efficacy in a relatively short period of time.

“We are applying new methods to assess the clinical and commercial potential of our entire product portfolio to increase the value of these assets, while at the same time we are taking a conservative approach to the capital investments required to obtain validation of our assumptions,” Mr. Varian continued. “Broadening the uveitis population and expanding the number of indications that we are pursuing help us increase the potential of XOMA’s flagship product.  We expect to select the first of several proof-of-concept indications before year-end.”

Investor Conference Call and Webcast

As previously announced, XOMA will host a conference call and webcast with a slide presentation today, November 9, 2011, at 4:30 p.m. ET to review the Company’s third quarter 2011 financial results.  The Company also will discuss the expansion of the gevokizumab program. The webcast and accompanying slide presentation can be accessed via the Investors’ section of XOMA’s website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on approximately February 9, 2012. Telephone numbers for the live audio cast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international). A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on November 16, 2011. Telephone numbers for the replay are 855-859-2056 (U.S./Canada) and 404-537-3406 (international), passcode 24519892.

About Gevokizumab and Interleukin-1 Inhibition

Gevokizumab (XOMA 052) is a potent monoclonal antibody with the potential to treat patients with a wide variety of inflammatory diseases and other diseases.  Gevokizumab binds strongly to interleukin-1 beta (IL-1 beta), a pro-inflammatory cytokine that has been shown to be involved in Behçet’s and non-infectious uveitis, cardiovascular disease, and other auto-inflammatory diseases.  By binding to IL-1 beta, gevokizumab inhibits the activation of the IL-1 receptor, thereby modulating the cellular signaling events that produce inflammation.

Gevokizumab has been studied in nearly 500 patients, with approximately 300 patients on treatment for six months, and all of the studies have shown gevokizumab to be well-tolerated to date.  As previously reported, in a proof-of-concept Phase 2 trial of gevokizumab in Behçet’s uveitis, all seven patients displayed rapid reduction of intraocular inflammation and improvement in visual acuity or other ophthalmic measures after a single treatment and following discontinuation of immunosuppressive drugs such as cyclosporine and/or azathioprine. Five of the patients were retreated with gevokizumab due to a recurring uveitis exacerbation and all responded again to treatment. Due to its ability to reduce C-reactive protein, gevokizumab also has potential for the treatment of cardiovascular diseases, and Servier plans to initiate the first Phase 2 clinical trial in a cardiovascular indication in 2012. XOMA holds rights to gevokizumab in the U.S. and Japan for non-cardiovascular indications, including Behçet’s uveitis, for which XOMA has secured Orphan Drug status in both the U.S. and Europe, and NIU.

About Non-infectious Uveitis

The term uveitis broadly refers to the inflammatory diseases that affect the portion of the eye known as the uvea, which is the middle of three layers that surround the eye.   People with uveitis may experience decreased vision, pain, light sensitivity, and floaters.  Uveitis may be caused by an infection that is commonly treated with an antimicrobial agent, or by an unknown pathogen triggering inflammation, called non-infectious uveitis.

The most common form of uveitis affects the front of the eye and is known as anterior uveitis.  Other forms include intermediate uveitis, posterior uveitis, and pan uveitis.  These types differ in that they all include involvement of the back portions of the eye. Posterior uveitis refers to inflammation in the retina and the choroid, and it may result from a different immune response trigger.  Pan-uveitis refers to inflammation of all three major parts of the eye.  Behçet’s uveitis is a well-known form of pan-uveitis.  Due to the swelling of tissues critical to vision, intermediate, posterior, and pan-uveitis (which collectively make up NIU) can lead to blindness if not treated.

The only FDA-approved treatment regimen for intermediate, posterior, and pan-uveitis is corticosteroid therapy.  These may be given orally or systemically, injected directly into the eye or surrounding areas, or delivered via slow-release polymers that are inserted into the eye. The fact that physicians use other non-FDA approved drugs in addition to corticosteroids to treat non-infectious uveitis underscores the need for new treatment options.

About XOMA

XOMA is a leader in the discovery and development of novel antibody therapeutics. The company's proprietary product pipeline includes:

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Gevokizumab (XOMA 052), a humanized antibody that binds to the inflammatory cytokine interleukin-1 beta, or IL-1 beta. XOMA plans to enter gevokizumab into Phase 3 clinical development in non-infectious uveitis affecting the intermediate and/or posterior segments of the eye. Les Laboratoires Servier is XOMA's development and commercialization partner for gevokizumab.

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Antibodies against botulinum toxins, led by XOMA 3AB, a novel combination of three antibodies to prevent and treat botulism poisoning caused by exposure to botulinum neurotoxin Type A, among the most deadly bioterror threats. XOMA 3AB is in a Phase 1 clinical trial sponsored by the National Institute of Allergy and Infectious Diseases (NIAID) of the National Institutes of Health (NIH). Development of these antibodies has been funded in whole or in part with funds from NIAID, NIH, Department of Health and Human Services under Contract No. HHSN266200500004C, Contract No. HHSN266200600008C, Contract No. HHSN272200800028C, Contract No. HHSN266200600011C, Contract No., HHSN272200800026C, and Contract No. HHSN2722011031C.

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A preclinical pipeline with candidates in development for autoimmune, cardio-metabolic, inflammatory and oncological diseases. Among these are two new classes of fully human monoclonal antibodies that activate (XMetA) or sensitize (XMetS) the insulin receptor in vivo, which represent distinct new therapeutic approaches to the treatment of patients with diabetes.

XOMA has a premier antibody discovery and development platform that incorporates an unmatched collection of antibody phage display libraries and proprietary optimization and expression and manufacturing technologies that it uses for its own pipeline and in collaborations with pharmaceutical and biotechnology companies. XOMA's fully integrated product development infrastructure extends from preclinical science to approval and is located in Berkeley, California. For more information, please visit www.xoma.com.

Forward-Looking Statements

Certain statements contained herein concerning regulatory consideration of the proposed clinical trial and filing plans, anticipated timing of initiation of clinical trials and anticipated rates of patient enrollment in clinical trials, or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, regulators may reject the proposed clinical trial and filing plans or find them inadequate at any time based on medical, scientific, safety or other reasons; the timing of initiation of clinical trials may be delayed or may never occur as a result of actions or inaction by regulators or our present or future collaboration partners, complications in the design, implementation or third-party approval of clinical trials or unanticipated safety issues; enrollment in clinical trials may not achieve anticipated rates if trials are not initiated or due to unavailability of patients, competing product candidates or unanticipated safety issues; and final results of clinical trials may in any event not be consistent with preclinical or interim results.

These and other risks, including those related to the generally unstable nature of current economic and financial market conditions; the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative or licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations and their discretion in decision-making; XOMA's ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demand for products; scale-up, manufacturing and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA's financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects.

XOMA Ltd.
Company and Investor Contact:
Carol DeGuzman
510-204-7270
deguzman@xoma.com

Canale Communications
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